UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2026

Commission File Number: 001-42155

Ping An Biomedical Co., Ltd.

(Registrant’s Name)

22/F, China United Plaza, 1002-1008, Tai Nan West Street,

Cheung Sha Wan, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 4, 2026, Ping An Biomedical Co., Ltd. (the “Company”) entered into a patent transfer and purchase agreement (the “Purchase Agreement”) with Future Biotechnology Group Co., Limited, for the acquisition of three certain tumor cell-related medical technology patents, for an aggregate consideration of USD 2.3 million. The closing of this transaction is subject to the satisfaction of all of the closing conditions set forth in the Purchase Agreement.

On November 4, 2026, Ping An Biomedical Co., Ltd. (the “Company”) issued a press release, a copy of which is filed as Exhibit 99.1 hereto, and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 4, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PING AN BIOMEDICAL CO., LTD.

Date: November 5, 2026	By:	/s/ Pijun Liu
	Name:	Pijun Liu
	Title:	Chairperson of the Board of Directors

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